Mail Stop 3561

June 9, 2009

BY U.S. MAIL and FACSIMILE

Ms. Pamela J. High
 Interim Chief Financial Officer
ADAMS GOLF, INC.
2801 E. Plano Parkway
Plano, Texas 75074

> **Re: Adams Golf, Inc.**
> **Item 4.01 Form 8-K**
> **Filed June 8, 2009**
> **File No. 1-33978**

Dear Ms. High:

We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

Item 4.01 Changes in Registrant's Certifying Accountants

1.   Please amend your Item 4.01 Form 8-K in its entirety by changing the Item Tag to the filing. In this regard, we note your EDGAR submission of this Form 8-K was under Item Tag 9.01. The correct submission should have been under Item Tag 4.01 and 9.01.

2.   In addition, please amend the disclosures to also state whether the decision to change accountants was recommended or approved by (i) any audit or similar committee of the board of directors, or (ii) the board of directors, if there is no audit or similar committee. See Item 304(a)(1)(iii) of Regulation S-K. An updated Exhibit 16 letter from the former accountants, KBA Group LLP, should also be filed indicating whether or not they agree with your amended disclosures.

3.   The amendment should be filed as soon as possible.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Ms. Pamela J. High

<u>Closing</u>

You may contact the undersigned below at (202) 551-3328, if you have questions regarding the above matters.

Sincerely,

Beverly A. Singleton
Staff Accountant